# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kodiak Sciences Inc., CIK 0001468748
CUSIP: 50015M109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1250 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 09/28/2026
Amends the filing with accession number 0001144204-18-053524
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,049,297; shared voting power 0; sole dispositive power 22,049,297; shared dispositive power 0; aggregate amount beneficially owned 22,049,297 (35% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,049,297; shared voting power 0; sole dispositive power 22,049,297; shared dispositive power 0; aggregate amount beneficially owned 22,049,297 (35% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 22,049,297; shared voting power 0; sole dispositive power 22,049,297; shared dispositive power 0; aggregate amount beneficially owned 22,049,297 (35% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 22,049,297; shared voting power 0; sole dispositive power 22,049,297; shared dispositive power 0; aggregate amount beneficially owned 22,049,297 (35% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Kodiak Sciences Inc.
Address of issuer's principal executive offices: 1250 Page Mill Road, Palo Alto, California (CA), 94304
Comment:
This Amendment No. 12 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 5 below are incorporated herein by reference.

This Amendment No. 12 is being filed to report the acquisition of common stock ("Common Stock") of Kodiak Sciences Inc. (the "Issuer") reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below) to purchase Common Stock of the Issuer) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons' cover pages and in Item 4 are incorporated by reference herein.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 62,849,457 shares of Common Stock outstanding as of August 6, 2026 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 13, 2026 plus 188,356 vested non-qualified options exercisable for 188,356 shares of Common Stock ("Stock Options") received by Felix J. Baker as compensation for his service on the Board. Set forth in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons along with the percentage of Common Stock held by each of the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference. The disclosure in Item 5(a) is incorporated herein by reference. The direct holdings of the Funds are detailed in Exhibit 99.1, which is incorporated herein by reference.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Board. He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker, as compensation for his service on the Board, receives Stock Options. Felix J. Baker holds 24,747 vested Stock Options that have an exercise price of $10.13 per share expiring June 2, 2029, 4,135 vested Stock Options that have an exercise price of $62.50 per share expiring June 7, 2030, 7,106 vested Stock Options that have an exercise price of $54.12 per share expiring June 29, 2030, 7,368 vested Stock Options that have an exercise price of $93.00 per share expiring June 29, 2031, 25,000 vested Stock Options that have an exercise price of $7.64 per share expiring June 29, 2032, 40,000 vested Stock Options that have an exercise price of $6.90 per share expiring June 29, 2033, 40,000 vested Stock Options that have an exercise price of $2.35 per share expiring June 27, 2034, 40,000 vested Stock Options that have an exercise price of $3.73 per share expiring June 29, 2035, and 17,731 options to purchase 17,731 shares of Common Stock which were granted on June 30, 2026, that have an exercise price of $38.96 per share expiring June 29, 2036, which will vest on the earlier of June 30, 2027 or one day prior to the next annual meeting of the Issuer's stockholders.

The policies of the Funds and the Adviser do not permit managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Felix J. Baker's service on the Board.

The Adviser, the Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Felix J. Baker disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: The transactions in Common Stock detailed in Exhibit 99.2 were effected by the Adviser on behalf of the Funds during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holding by the Funds in Securities of the Issuer

99.2 Item 5(c) Transactions in Common Stock

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (09/30/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (09/30/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (09/30/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (09/30/2026)